UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 26, 2007**

COCA-COLA ENTERPRISES INC.
(Exact name of registrant as specified in its charter)

Delaware	**01-09300**	**58-0503352**
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

2500 Windy Ridge Parkway, Atlanta, Georgia 30339
(Address of principal executive offices, including zip code)

(770) 989-3000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Precommencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Precommencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

The information in this Item 2.02 is being furnished herewith and shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing. On July 26, 2007, Coca-Cola Enterprises Inc. issued a press release announcing second-quarter 2007 results. A copy of the press release is furnished as Exhibit 99.

~~~~~~

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA ENTERPRISES INC.
(Registrant)

Date: July 26, 2007

By: /S/ E. LISTON BISHOP III
Vice President, Secretary and
Deputy General Counsel

EXHIBIT INDEX

Exhibit No.	Description
99	Press Release dated July 26, 2007

Exhibit 99
News Release

CONTACT: **Thor Erickson – Investor Relations**
(770) 989-3110

Laura Brightwell – Media Relations
(770) 989-3023

FOR IMMEDIATE RELEASE


COCA-COLA ENTERPRISES INC.
REPORTS SECOND-QUARTER 2007 RESULTS


- **Second quarter EPS totals 56 cents, or 58 cents after adjusting for restructuring charges and other items affecting comparability; comparable net income totaled $281 million, up 3 percent.**

- **Operating results reflect the benefits of North American pricing initiatives, volume growth in Europe, and ongoing operating expense control efforts.**

- **CCE has raised its comparable full-year EPS expectations to a range of $1.27 to $1.32, including currency impact.**

ATLANTA, July 26, 2007 – Coca-Cola Enterprises (NYSE: CCE) today reported second-quarter 2007 net income of $270 million, or 56 cents per diluted share. These results include restructuring charges and other items affecting comparability of approximately 2 cents per diluted share. Excluding these items, second-quarter 2007

	Second Quarter		First Six Months	
	2007	**2006**	**2007**	**2006**
Reported (GAAP)	$ 0.56	$ 0.71	$ 0.59	$ 0.74
Restructuring Charges	0.04	0.01	0.08	0.07
Legal Settlement Accrual Reversal	(0.02)	-	(0.02)	-
Debt Extinguishment Costs	0.01	-	0.01	-
Loss on Equity Securities	-	-	0.02	-
Net Favorable Tax Items	(0.01)	(0.15)	(0.01	(0.15)
Comparable Diluted Net Income Per Share[a]	**$ 0.58**	**$ 0.57**	**$ 0.67**	**$ 0.66**

[a] This non-GAAP financial information is provided to allow investors to more clearly evaluate operating performance and business trends. Management uses this information to review results excluding items that are not necessarily indicative of ongoing results.

Second quarter operating results reflect the benefits of pricing initiatives in North America, volume growth in Europe, and ongoing operating expense control efforts, offset by volume declines and increased cost of goods in North America. Reported second quarter operating income declined 3½ percent and comparable operating income was flat. Foreign currency translations contributed approximately 3 percentage points of growth to operating income for the second quarter, and added 2 cents to diluted EPS results.

"Throughout our territories, we are executing our operating plans and strengthening our business with successful brand and marketplace initiatives even as we continue to manage through a challenging North American cost environment," said John F. Brock, president and chief executive officer. "Importantly, our restructuring efforts are on track as we work to enhance service to our customers and increase efficiency and effectiveness.

"Going forward, we also are encouraged by the opportunities that lie ahead as we incorporate important new brands and products into our portfolio," said Mr. Brock. "The impressive line of still beverages from both FUZE and Campbell's are examples of our commitment to our long-term strategic objective to grow the value of our existing brands and expand our product portfolio.

"In addition, we are continuing to work closely with The Coca-Cola Company to finalize CCE's opportunities with the glacéau brands. We look forward to making an important contribution to the development and growth of these brands as we work to achieve our established long-term growth objectives," Mr. Brock said.

For the quarter, consolidated results include comparable physical case bottle and can volume decline of 1½ percent, net pricing per case increase of 3½ percent, and 7½ percent increase in cost of sales per case. Both pricing and cost of sales results exclude the effects of currency translations. Pages 10 through 14 of this release provide a reconciliation of reported and comparable operating results.

North American Results

In North America, a high cost of goods environment continued to impact results in the second quarter. Cost of sales per case increased 9½ percent on sharply higher prices for aluminum and sweetener. Net pricing per case grew 4½ percent, while volume declined 3 percent.

Sparkling beverage volume declined 4½ percent in the quarter, though Coca-Cola Zero and energy drinks each achieved growth of more than 30 percent. Still beverages grew in a mid single-digit range reflecting low single-digit growth in water and high single-digit growth in Powerade.

"North American performance continues to reflect the benefit of pricing initiatives and diligent efforts to control operating costs, helping offset a high cost environment," Mr. Brock said. "Even though volume remains soft, we are encouraged by the progress of Coca-Cola Zero and the positive impact on Coca-Cola trademark brands of our Red, Black, and Silver marketplace initiative, as well as our expanding opportunities in still beverage categories."

European Results

Total European volume in the quarter grew 2 percent, driven by solid Coca-Cola Zero growth in all territories and growth in still beverages led by Capri Sun and Oasis. This performance demonstrates the success of our three-cola initiative in Europe, as Coca-Cola trademark brands grew 1½ percent in the quarter. With the continued development and expansion of Coca-Cola Zero into continental Europe, the brand now represents more than 4 percent of total European volume. Volume grew 4 percent in continental Europe and declined ½ percent in Great Britain. Net pricing per case was flat.

"The growth of our core Coca-Cola trademark brands and the rapid development of Coca-Cola Zero demonstrates the strength of our brands and our marketplace capabilities," Mr. Brock said. "Our second quarter results in Europe are encouraging, but working through challenging third quarter comparisons, created in part by last year's introduction of Coca-Cola Zero, will require continued execution excellence and stable market conditions."

Full-Year 2007 Outlook

Management now expects full year comparable 2007 earnings per diluted common share to be in the range of $1.27 to $1.32. This contains the expected impact of currency and excludes other nonrecurring items. Restructuring charges are expected to be approximately $125 million for the year. Free cash flow from operations less capital spending is expected to total more than $650 million, with capital spending of approximately $1 billion.

CCE will webcast its second quarter conference call with analysts and investors live over the Internet today at 10:00 a.m. ET. The call can be accessed through our Web site at *www.cokecce.com*.

Coca-Cola Enterprises Inc. is the world's largest marketer, distributor, and producer of bottle and can liquid nonalcoholic refreshment. Coca-Cola Enterprises sells approximately 80 percent of The Coca-Cola Company's bottle and can volume in North America and is the sole licensed bottler for products of The Coca-Cola Company in Belgium, continental France, Great Britain, Luxembourg, Monaco, and the Netherlands.

Forward-Looking Statements

Included in this news release are forward-looking management comments and other statements that reflect management's current outlook for future periods. As always, these expectations are based on the currently available competitive, financial, and economic data along with our operating plans and are subject to future events and uncertainties. The forward-looking statements in this news release should be read in conjunction with the risk factors found on pages 14 through 16 in the Form 10-K section of CCE's 2006 Annual Report and page 31 of the first-quarter 10-Q.

# # #

COCA-COLA ENTERPRISES INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited; In Millions, Except Per Share Data)

	Second Quarter		
	2007[a]	**2006**[b]	**Change**
Net Operating Revenues	$ 5,665	$ 5,467	4%
Cost of Sales	3,477	3,291	6%
Gross Profit	2,188	2,176	1%
Selling, Delivery, and Administrative Expenses	1,668	1,637	2%
Operating Income	520	539	(4)%
Interest Expense, Net	156	161	
Other Nonoperating Income, Net	2	3	
Income Before Income Taxes	366	381	
Income Tax Expense	96	42	
Net Income	$ 270	$ 339	
Basic Weighted Average Common Shares Outstanding	479	474	
Basic Net Income Per Share[c]	$ 0.56	$ 0.71	
Diluted Weighted Average Common Shares Outstanding	485	480	
Diluted Net Income Per Share[c]	$ 0.56	$ 0.71	

(a) Second-quarter 2007 net income includes net unfavorable items totaling $11 million, or 2 cents per diluted share.
    See page 10 of this earnings release for a list of these items.

(b) Second-quarter 2006 net income includes net favorable items totaling $66 million, or 14 cents per diluted share.
    See page 10 of this earnings release for a list of these items.

(c) Per share data calculated prior to rounding to millions.

COCA-COLA ENTERPRISES INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited; In Millions, Except Per Share Data)

	First Six Months		
	2007[a]	2006[b]	Change
Net Operating Revenues	$ 10,232	$ 9,800	4%
Cost of Sales	6,272	5,887	7%
Gross Profit	3,960	3,913	1%
Selling, Delivery, and Administrative Expenses	3,249	3,198	2%
Operating Income	711	715	(1)%
Interest Expense, Net	312	313	
Other Nonoperating (Expense) Income, Net	(12)	3	
Income Before Income Taxes	387	405	
Income Tax Expense	102	50	
Net Income	$ 285	$ 355	
Basic Weighted Average Common Shares Outstanding	479	474	
Basic Net Income Per Share[c]	$ 0.59	$ 0.75	
Diluted Weighted Average Common Shares Outstanding	484	479	
Diluted Net Income Per Share[c]	$ 0.59	$ 0.74	

(a) First six months of 2007 net income includes net unfavorable items totaling $39 million, or 8 cents per diluted common
    share. See page 11 of this earnings release for a list of these items.

(b) First six months of 2006 net income includes net favorable items totaling $39 million, or 8 cents per diluted common
    share. See page 11 of this earnings release for a list of these items.

4

COCA-COLA ENTERPRISES INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited; In Millions)

	June 29, 2007	December 31, 2006
ASSETS		
Current:		
Cash and cash equivalents	$ 177	$ 184
Trade accounts receivable, net	2,624	2,089
Amounts receivable from The Coca-Cola Company	131	106
Inventories	1,087	792
Current deferred income tax assets	216	230
Prepaid expenses and other current assets	419	401
Total Current Assets	4,654	3,802
Property, plant, and equipment, net	6,601	6,698
Goodwill	604	603
Franchise license intangible assets, net	11,641	11,452
Customer distribution rights and other noncurrent assets, net	774	811
	$ 24,274	**$ 23,366**
LIABILITIES AND SHAREOWNERS' EQUITY		
Current:		
Accounts payable and accrued expenses	$ 2,896	$ 2,732
Amounts payable to The Coca-Cola Company	486	324
Deferred cash receipts from The Coca-Cola Company	59	64
Current portion of debt	744	804
Total Current Liabilities	4,185	3,924
Debt, less current portion	9,386	9,218
Retirement and insurance programs and other long-term obligations	1,464	1,467
Deferred cash receipts from The Coca-Cola Company, less current	150	174
Long-term deferred income tax liabilities	4,131	4,057
Shareowners' equity	4,958	4,526
	$ 24,274	**$ 23,366**

COCA-COLA ENTERPRISES INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, In Millions)

	Six Months Ended	
	June 29, 2007	**June 30, 2006**
Cash Flows From Operating Activities		
Net income	$ 285	$ 355
Adjustments to reconcile net income to net cash derived from operating activities:		
Depreciation and amortization	522	497
Loss on equity securities	14	-
Net change in customer distribution rights	3	21
Share-based compensation expense	18	31
Deferred funding income from The Coca-Cola Company, net of cash received	(29)	(57)
Deferred income tax expense	55	19
Pension expense less than retirement plan contributions	(50)	(49)
Net changes in assets and liabilities, net of acquisition amounts	(447)	(628)
Net cash derived from operating activities	371	189
Cash Flows From Investing Activities		
Capital asset investments	(408)	(420)
Capital asset disposals	20	18
Acquisition of bottling operations, net of cash acquired	-	(102)
Other investing activities	(6)	-
Net cash used in investing activities	(394)	(504)
Cash Flows From Financing Activities		
Increase in commercial paper, net	969	224
Issuances of debt	270	721
Payments on debt	(1,228)	(548)
Dividend payments on common stock	(58)	(57)
Exercise of employee share options	51	23
Other financing activities	9	1
Net cash derived from financing activities	13	364
Net effect of exchange rate changes on cash and cash equivalents	3	5
Net Change In Cash and Cash Equivalents	(7)	54
Cash and Cash Equivalents at Beginning of Period	184	107
Cash and Cash Equivalents at End of Period	$ 177	$ 161

COCA-COLA ENTERPRISES INC.
RECONCILIATION OF GAAP TO NON-GAAP
(Unaudited; In millions, except per share data which is calculated prior to rounding)

Reconciliation of Income[a]

	Second-Quarter 2007						
		Items Impacting Comparability					
	Reported (GAAP)	Restructuring Charges	Legal Settlement Accrual Reversal	Debt Extinguishment Cost	Loss on Equity Securities	Net Favorable Tax Items	Comparable (non-GAAP)
Net Operating Revenues	$ 5,665	$ -	$ -	$ -	$ -	$ -	$ 5,665
Cost of Sales	3,477	-	-	-	-	-	3,477
Gross Profit	**2,188**	-	-	-	-	-	**2,188**
Selling, Delivery, and Administrative Expenses	1,668	(35)	8	-	-	-	1,641
Operating Income	**520**	**35**	**(8)**	**-**	**-**	**-**	**547**
Interest Expense, Net	156	-	5	(5)	-	-	156
Other Nonoperating Income, Net	2	-	-	-	-	-	2
Income Before Income Taxes	**366**	35	(13)	5	-	-	**393**
Income Tax Expense	96	14	(5)	2	-	5	112
Net Income	$ **270**	$ 21	$ (8)	$ 3	$ -	$ (5)	$ **281**
Diluted Net Income Per Share	$ **0.56**	$ 0.04	$ (0.02)	$ 0.01	$ -	$ (0.01)	$ **0.58**

Reconciliation of Income[a]

	Second-Quarter 2006						
		Items Impacting Comparability					
	Reported (GAAP)	Restructuring Charges	Legal Settlement Accrual Reversal	Debt Extinguishment Cost	Loss on Equity Securities	Net Favorable Tax Items	Comparable (non-GAAP)
Net Operating Revenues	$ 5,467	$ -	$ -	$ -	$ -	$ -	$ 5,467
Cost of Sales	3,291	-	-	-	-	-	3,291
Gross Profit	**2,176**	-	-	-	-	-	**2,176**
Selling, Delivery, and Administrative Expenses	1,637	(8)	-	-	-	-	1,629
Operating Income	**539**	**8**	**-**	**-**	**-**	**-**	**547**
Interest Expense, Net	161	-	-	-	-	-	161
Other Nonoperating Income, Net	3	-	-	-	-	-	3
Income Before Income Taxes	**381**	8	-	-	-	-	**389**
Income Tax Expense	42	3	-	-	-	71	116
Net Income	$ **339**	$ 5	$ -	$ -	$ -	$ (71)	$ **273**
Diluted Net Income Per Share	$ **0.71**	$ 0.01	$ -	$ -	$ -	$ (0.15)	$ **0.57**

(a) These non-GAAP measures are provided to allow investors to more clearly evaluate our operating performance and business trends. Management uses this information to review results excluding items that are not necessarily indicative of our ongoing results.

COCA-COLA ENTERPRISES INC.
RECONCILIATION OF GAAP TO NON-GAAP
(Unaudited; In millions, except per share data which is calculated prior to rounding)

Reconciliation of Income(a)	First Six-Months 2007						
		Items Impacting Comparability					
	Reported (GAAP)	Restructuring Charges	Legal Settlement Accrual Reversal	Debt Extinguishment Cost	Loss on Equity Securities	Net Favorable Tax Items	Comparable (non-GAAP)
Net Operating Revenues	$ 10,232	$ -	$ -	$ -	$ -	$ -	$ 10,232
Cost of Sales	6,272	-	-	-	-	-	6,272
Gross Profit	3,960	-	-	-	-	-	3,960
Selling, Delivery, and Administrative Expenses	3,249	(61)	8	-	-	-	3,196
Operating Income	711	61	(8)	-	-	-	764
Interest Expense, Net	312	-	5	(5)	-	-	312
Other Nonoperating (Expense) Income, Net	(12)	-	-	-	14	-	2
Income Before Income Taxes	387	61	(13)	5	14	-	454
Income Tax Expense	102	22	(5)	2	4	5	130
Net Income	$ 285	$ 39	$ (8)	$ 3	$ 10	$ (5)	$ 324
Diluted Net Income Per Share	$ 0.59	$ 0.08	$ (0.02)	$ 0.01	$ 0.02	$ (0.01)	$ 0.67

Reconciliation of Income(a)	First Six-Months 2006						
		Items Impacting Comparability					
	Reported (GAAP)	Restructuring Charges	Legal Settlement Accrual Reversal	Debt Extinguishment Cost	Loss on Equity Securities	Net Favorable Tax Items	Comparable (non-GAAP)
Net Operating Revenues	$ 9,800	$ -	$ -	$ -	$ -	$ -	$ 9,800
Cost of Sales	5,887	-	-	-	-	-	5,887
Gross Profit	3,913	-	-	-	-	-	3,913
Selling, Delivery, and Administrative Expenses	3,198	(47)	-	-	-	-	3,151
Operating Income	715	47	-	-	-	-	762
Interest Expense, Net	313	-	-	-	-	-	313
Other Nonoperating Income, Net	3	-	-	-	-	-	3
Income Before Income Taxes	405	47	-	-	-	-	452
Income Tax Expense	50	16	-	-	-	70	136
Net Income	$ 355	$ 31	$ -	$ -	$ -	$ (70)	$ 316
Diluted Net Income Per Share	$ 0.74	$ 0.07	$ -	$ -	$ -	$ (0.15)	$ 0.66

(a) These non-GAAP measures are provided to allow investors to more clearly evaluate our operating performance and business trends. Management uses this information to review results excluding items that are not necessarily indicative of our ongoing results.

COCA-COLA ENTERPRISES INC.
RECONCILIATION OF GAAP TO NON-GAAP
(Unaudited; In millions, except per share data which is calculated prior to rounding)

	Second-Quarter 2007			
		Items Impacting Comparability		
Reconciliation of Segment Income[a]	**Reported (GAAP)**	Restructuring Charges	Legal Settlement Accrual Reversal	**Comparable (non-GAAP)**
North America	$ 364	$ 27	$ -	$ 391
Europe	261	4	-	265
Corporate	(105)	4	(8)	(109)
Operating Income	$ 520	$ 35	$ (8)	$ 547

	Second-Quarter 2006			
		Items Impacting Comparability		
Reconciliation of Segment Income[a]	**Reported (GAAP)**	Restructuring Charges	Legal Settlement Accrual Reversal	**Comparable (non-GAAP)**
North America	$ 408	$ 1	$ -	$ 409
Europe	260	6	-	266
Corporate	(129)	1	-	(128)
Operating Income	$ 539	$ 8	$ -	$ 547

	Second Quarter	
Segment Revenue	**2007**	**2006**
North America	$ 3,929	$ 3,889
Europe	1,736	1,578
Net Operating Revenues	$ 5,665	$ 5,467

(a) These non-GAAP measures are provided to allow investors to more clearly evaluate our operating performance and business trends. Management uses this information to review results excluding items that are not necessarily indicative of our ongoing results
    .

COCA-COLA ENTERPRISES INC.
RECONCILIATION OF GAAP TO NON-GAAP
(Unaudited; In millions, except per share data which is calculated prior to rounding)

| | First Six-Months 2007 | | | |
| | | Items Impacting Comparability | | |
Reconciliation of Segment Income[a]	Reported (GAAP)	Restructuring Charges	Legal Settlement Accrual Reversal	Comparable (non-GAAP)
North America	$ 537	$ 49	$ -	$ 586
Europe	392	5	-	397
Corporate	(218)	7	(8)	(219)
Operating Income	$ 711	$ 61	$ (8)	$ 764

| | First Six-Months 2006 | | | |
| | | Items Impacting Comparability | | |
Reconciliation of Segment Income[a]	Reported (GAAP)	Restructuring Charges	Legal Settlement Accrual Reversal	Comparable (non-GAAP)
North America	$ 630	$ 5	$ -	$ 635
Europe	338	34	-	372
Corporate	(253)	8	-	(245)
Operating Income	$ 715	$ 47	$ -	$ 762

| | First Six Months | |
Segment Revenue	2007	2006
North America	$ 7,166	$ 7,084
Europe	3,066	2,716
Net Operating Revenues	$ 10,232	$ 9,800

(a) These non-GAAP measures are provided to allow investors to more clearly evaluate our operating performance and business trends. Management uses this information to review results excluding items that are not necessarily indicative of our ongoing results.

COCA-COLA ENTERPRISES INC.
RECONCILIATION OF GAAP TO NON-GAAP MEASURES

	Second-Quarter 2007 Change Versus Second-Quarter 2006			First Six-Months 2007 Change Versus First Six-Months 2006		
	North America	Europe	Consolidated	North America	Europe	Consolidated
Net Revenues Per Case						
Change in Net Revenues per Case	4.0%	8.0%	5.5%	4.5%	10.0%	6.5%
Impact of Customer Marketing and OtherPromotional Adjustments	0.0%	0.0%	0.0%	0.0%	0.5%	0.0%
Impact of Post Mix, Agency, and Other	0.5%	(0.5)%	0.5%	0.0%	(0.5)%	0.0%
Bottle and Can Net Pricing Per Case[(a)]	**4.5%**	**7.5%**	**6.0%**	**4.5%**	**10.0%**	**6.5%**
Impact of Currency Exchange Rate Changes	0.0%	(7.5)%	(2.5)%	0.0%	(8.5)%	(2.5)%
Currency-Neutral Bottle and Can Net Pricing per Case[(c)]	**4.5%**	**0.0%**	**3.5%**	**4.5%**	**1.5%**	**4.0%**
Cost of Sales Per Case						
Change in Cost of Sales per Case	6.5%	9.0%	7.5%	7.0%	10.5%	8.5%
Impact of Excluding Bottle and Can Marketing Credits and Jumpstart Funding	2.0%	0.0%	1.5%	1.5%	0.0%	1.0%
Impact of Post Mix, Agency, and Other	1.5%	0.0%	1.0%	0.5%	0.0%	0.0%
Bottle and Can Cost of Sales Per Case[(b)]	**10.0%**	**9.0%**	**10.0%**	**9.0%**	**10.5%**	**9.5%**
Impact of Currency Exchange Rate Changes	(0.5)%	(7.0)%	(2.5)%	0.0%	(8.5)%	(2.5)%
Currency-Neutral Bottle and Can Cost of Sales per Case[(c)]	**9.5%**	**2.0%**	**7.5%**	**9.0%**	**2.0%**	**7.0%**
Physical Case Bottle and Can Volume						
Change in Volume	(3.0)%	2.0%	(1.5)%	(3.0)%	3.0%	(1.5)%
Impact of Acquisition	0.0%	0.0%	0.0%	(0.5)%	0.0%	(0.5)%
Comparable Bottle and Can Volume[(d)]	**(3.0)%**	**2.0%**	**(1.5)%**	**(3.5)%**	**3.0%**	**(2.0)%**

Reconciliation of Free Cash Flow[(e)]	**First Six Months 2007**	**First Six Months 2006**	**Full-Year 2007 Forecast**
Net Cash From Operating Activities	$ 371	$ 189	$1, 550 (Approx.)
Less: Capital Asset Investments	(408)	(420)	(950) (Approx.)
Add: Capital Asset Disposals	20	18	50 (Approx.)
Free Cash Flow	**$ (17)**	**$ (213)**	**More Than $650**

Reconciliation of Net Debt[(f)]	**June 29, 2007**	**December 31, 2006**
Current Portion of Debt	$ 744	$ 804
Debt, Less Current Portion	9,386	9,218
Less: Cash and Cash Equivalents	(177)	(184)
Net Debt	**$ 9,953**	**$ 9,838**

Items Impacted Diluted Earnings Per Share	**Full-Year 2007 Forecast**
Restructuring Charges (estimate)	$ 0.15 to 0.17
Legal Settlement Accrual Reversal	(0.02)
Debt Extinquishment Cost	0.01
Net Favorable Tax Items (estimate)	(0.12) to (0.16)
Total Items Impacted Diluted Earnings Per Share[(g)]	**$ 0.02 to 0.00**

(a) The non-GAAP financial measure "Bottle and Can Net Pricing per Case" is used to more clearly evaluate bottle and can pricing trends in the marketplace. The measure excludes the impact of post mix, agency and other items, that are not directly associated with bottle and can pricing in the retail environment. Our bottle and can sales accounted for approximately 90 percent of our net revenue during the first six months of 2007 and 2006.

(b) The non-GAAP financial measure "Bottle and Can Cost of Sales per Case" is used to more clearly evaluate cost trends for bottle and can

products. The measure excludes the impact of post mix, agency and other items, as well as marketing credits and Jumpstart funding, and allows investors to gain an understanding of the change in bottle and can ingredient and packaging costs.

(c)   The non-GAAP financial measures "Currency-Neutral Bottle and Can Net Pricing per Case" and "Currency-Neutral Bottle and Can Cost of Sales per Case" are used to separate the impact of currency exchange rate changes on our operations.

(d)   "Comparable Bottle and Can Volume" excludes the impact of acquisitions. The measure is used to analyze the performance of our business on a constant territory basis.

(e)   The non-GAAP measure "Free Cash Flow" is provided to focus management and investors on the cash available for debt reduction, dividend distributions, share repurchase, and acquisition opportunities.

(f)   The non-GAAP measure "Net Debt" is used to more clearly evaluate our capital structure and leverage.

(g)   This estimate includes a July 2007 tax rate change in the United Kingdom that will become effective April 1, 2008. As a result of this change, we expect to record a deferred tax benefit of approximately $65 million during the third quarter of 2007 to adjust our deferred taxes.